1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2013

Taiwan Semiconductor Manufacturing Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: June 10, 2013	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC May 2013 Sales Report

Hsinchu, Taiwan, R.O.C. – June 10, 2013 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net sales for May 2013: On a consolidated basis, net sales for May 2013 were approximately NT$51.79 billion, an increase of 3.4 percent from April 2013 and an increase of 17.2 percent over May 2012. Revenues for January through May 2013 totaled NT$234.61 billion, an increase of 23.3 percent compared to the same period in 2012.

TSMC Sales Report (Consolidated):

							(Unit: NT$ million)
Period	May 2013	April 2013	M-o-M Increase (Decrease) %	May 2012	Y-o-Y Increase (Decrease) %	January through May 2013	January through May 2012	Y-o-Y Increase (Decrease) %
Net Sales	51,788	50,071	3.4	44,177	17.2	234,614	190,334	23.3

*	May 2012 and Jan-May 2012 figures are prepared in accordance with TIFRS (International Financial Reporting Standards as endorsed for use in the R.O.C.)

TSMC Spokesperson: Lora Ho Senior VP & CFO Tel: 886-3-505-4602	TSMC Acting Spokesperson: Elizabeth Sun Director Corporate Communication Division Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com	For Further Information: Michael Kramer Principal Specialist PR Department Tel: 886-3-563-6688 Ext. 7126216 Mobile: 886-988-931352 E-Mail: pdkramer@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

June 10, 2013

This is to report the changes or status of 1) sales volume, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of May. 2013.

1.	Sales volume (in NT$ thousands)

Period	Items	2013	2012
May	Net sales	51,787,926	44,177,010
Jan.-May	Net sales	234,613,567	190,334,237

2.	Funds lent to other parties (in NT$ thousands)

		Amount Drawn
Lending Company	Limit of lending	Bal. as of period end
TSMC Partners*	40,336,543	—
TSMC Development*	14,158,518	2,470,463

*	The borrowers are TSMC’s subsidiaries.

3.	Endorsements and guarantees (in NT$ thousands):

		Amount
Guarantor	Limit of guarantee	Bal. as of period end
TSMC*	191,532,817	44,917,500

*	The guarantee is provided to TSMC Global, a subsidiary of TSMC.

4.	Financial derivative transactions (in NT$ thousands):

For assets / liabilities denominated in foreign currencies.

TSMC

		Futures	Forward	Swap
Margin Payment		—	—	—
Premium Income (Expense)		—	—	—
Outstanding Contracts	Notional Amount	—	17,025,511	—
	Mark to Market Profit/Loss	—	136,476	—
	Unrealized Profit/Loss	—	102,171	1,755
Expired Contracts	Notional Amount	—	94,449,054	47,025,295
	Realized Profit/Loss	—	(65,547)	(12,020)
Equity price linked product (Y/N)		—	N	N

TSMC’s subsidiaries - TSMC China

		Futures	Forward	Swap
Margin Payment		—	—	—
Premium Income (Expense)		—	—	—
Outstanding Contracts	Notional Amount	—	3,242,582	—
	Mark to Market Profit/Loss	—	12,438	—
	Unrealized Profit/Loss	—	14,802	—
Expired Contracts	Notional Amount	—	4,791,929	—
	Realized Profit/Loss	—	29,885	—
Equity price linked product (Y/N)		—	N	—

TSMC’s subsidiaries - TSMC Solar

		Futures	Forward	Swap
Margin Payment		—	—	—
Premium Income (Expense)		—	—	—
Outstanding Contracts	Notional Amount	—	518,422	1,194,559
	Mark to Market Profit/Loss	—	(47)	5,453
	Unrealized Profit/Loss	—	322	6,169
Expired Contracts	Notional Amount	—	2,527,993	5,405,396
	Realized Profit/Loss	—	15,268	772
Equity price linked product (Y/N)		—	N	N

TSMC’s subsidiaries - TSMC Solid State Lighting

		Futures	Forward	Swap
Margin Payment		—	—	—
Premium Income (Expense)		—	—	—
Outstanding Contracts	Notional Amount	—	173,687	353,185
	Mark to Market Profit/Loss	—	185	6,149
	Unrealized Profit/Loss	—	416	6,182
Expired Contracts	Notional Amount	—	1,263,539	1,479,913
	Realized Profit/Loss	—	4,882	239
Equity price linked product (Y/N)		—	N	N

TSMC’s subsidiaries - TSMC Global

		Futures	Forward	Swap
Margin Payment		—	—	—
Premium Income (Expense)		—	—	—
Outstanding Contracts	Notional Amount	—	14,624,775	—
	Mark to Market Profit/Loss	—	(2,736,623)	—
	Unrealized Profit/Loss	—	(2,703,815)	—
Expired Contracts	Notional Amount	—	—	—
	Realized Profit/Loss	—	—	—
Equity price linked product (Y/N)		—	Y	—

TSMC’s subsidiaries - TSMC Global

		Futures	Forward	Swap
Margin Payment		—	—	—
Premium Income (Expense)		—	—	—
Outstanding Contracts	Notional Amount	—	—	—
	Mark to Market Profit/Loss	—	—	—
	Unrealized Profit/Loss	—	—	—
Expired Contracts	Notional Amount	—	222,682	—
	Realized Profit/Loss	—	(233)	—
Equity price linked product (Y/N)		—	N	—